BB 3/2

SEC
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Section
FEB 26 2010
Washington, DC
122

SECURIT 10028075 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35536

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mack Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1939 WAUKEGAN RD., SUITE 300
(No. and Street)

GLENVIEW (City) IL (State) 60025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN W. MACK
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FROST, RUTTENBERG & ROTHBLATT, P.C.
(Name – *if individual, state last, first, middle name*)

111 PFINGSTEN ROAD, SUITE 300 (Address) DEERFIELD (City) IL (State) 60015 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/9

OATH OR AFFIRMATION

I, STEPHEN W. MACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MACK INVESTMENT SECURITIES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
LISA PRESTIA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/23/13

Signature

PRESIDENT
Title

Lisa Prestia
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
December 31, 2009

Table of Contents

To the Board of Directors
Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.

Independent Auditor's Report

We have audited the accompanying combined statement of financial condition of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. (collectively, the "Company") as of December 31, 2009, and the related combined statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2009 and the combined results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made primarily to form an opinion on the basic combined financial statements, taken as a whole as stated in the preceding paragraph. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic combined financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. The supplementary information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic combined financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.

Frost, Ruttenberg & Rothblatt, P.C.

February 19, 2010
Deerfield, Illinois

Frost, Ruttenberg & Rothblatt, P.C. | 111 S. Pfingsten Road, Suite 300 • Deerfield, IL 60015 • 847-236-1111 • www.frronline.com

Financial Statements

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Financial Condition
December 31, 2009

Assets		
Cash and Cash Equivalents	$	135,843
Commissions and Advisory Fees Receivable		218,821
Receivable from and Deposit with Clearing Broker		33,118
Securities Owned		6,132
Other Assets		12,779
Property and Equipment (Net of Accumulated Depreciation of $287,256)		8,351
Total Assets	**$**	**415,044**

Liabilities and Stockholder's Equity		
Liabilities		
Commissions Payable	$	113,949
Accounts Payable and Accrued Expenses		12,051
Total Liabilities		**126,000**
Stockholder's Equity		**289,044**
Total Liabilities and Stockholder's Equity	**$**	**415,044**

The accompanying Notes are an integral part of the Financial Statements.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Income
For the Year Ended December 31, 2009

Revenue		
Advisory Fees	$	1,261,432
Commissions		605,483
Other Income		246,145
Total Revenue		**2,113,060**
Expenses		
Commission and Brokerage Expenses		979,760
Office Salaries and Benefits		845,295
Occupancy and Communications		111,382
Travel and Entertainment		21,263
Professional Fees		35,637
Dues and Subscriptions		30,317
Other		68,082
Total Expenses		**2,091,736**
Net Income	**$**	**21,324**

The accompanying Notes are an integral part of the Financial Statements.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock *		Paid-In	Retained	
	Shares	Amount	Surplus	Earnings	Total
Balance, Beginning of Year	**2,000**	**$ 2,000**	**$ 56,858**	**$ 208,862**	**$ 267,720**
Net Income				21,324	21,324
Balance, End of Year	**2,000**	**$ 2,000**	**$ 56,858**	**$ 230,186**	**$ 289,044**

* The common stock of Mack Investment Securities, Inc. has a $1 par value, with 10,000 shares authorized, and 1,000 shares issued and outstanding. The common stock of Mack Investment Insurance Brokerage, Inc. has a $1 par value, with 100,000 shares authorized, and 1,000 shares issued and outstanding.

The accompanying Notes are an integral part of the Financial Statements.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows From Operating Activities		
Net Income	**$**	**21,324**
Adjustments to Reconcile Net Income to Net Cash (Used In) Operating Activities		
Depreciation		6,163
Gain on Sale of Property and Equipment		(11,019)
(Increase) Decrease in Assets		
Commissions and Advisory Fees Receivable		(57,910)
Receivable from and Deposit with Clearing Broker		10,117
Securities Owned		1,481
Other Assets		(9,071)
Increase (Decrease) in Liabilities		
Commissions Payable		24,048
Accrued Expenses and Other Current Liabilities		4,297
Total Adjustments		**(31,894)**
Net Cash (Used In) Operating Activities		**(10,570)**
Cash Flows From Investing Activities		
Cash Proceeds from Sale of Property and Equipment		20,000
Net Cash Provided By Investing Activities		**20,000**
Increase in Cash and Cash Equivalents		**9,430**
Cash and Cash Equivalents - Beginning		126,413
Cash and Cash Equivalents - Ending	**$**	**135,843**

The accompanying Notes are an integral part of the Financial Statements.

Note (1) Summary of Significant Accounting Policies

A. Business

Mack Investment Securities, Inc. ("MIS"), an Illinois corporation, was incorporated on January 16, 1986. MIS is a broker-dealer registered with the Securities and Exchange Commission, and is also a registered investment advisor. MIS provides brokerage services to retail customers. As an investment advisor, MIS provides investment management services to individuals, trusts, retirement plans and corporations. Mack Investment Insurance Brokerage, Inc. ("MII") is a registered insurance agency that sells variable life and fixed annuities. MIS and MII are licensed to do business in most states in the United States of America.

The accompanying combined financial statements reflect the accounts of MIS and MII (collectively, the "Company"), which are under common ownership and management. All significant intercompany transactions have been eliminated in combination.

B. New Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162". This standard establishes the FASB Standards Accounting Codification ("Codification") as the source of authoritative accounting principles generally accepted in the United States of America ("U.S. GAAP") recognized by the FASB to be applied to nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards, but is not intended to change or alter existing U.S. GAAP. The Codification changes the references of financial standards within the Company's financial statements. All references made to U.S. GAAP uses the new Accounting Standards Codification ("ASC") and the Codification numbering system prescribed by the FASB. For ease of transition, the former references of referring to the specific accounting principles will be shown parenthetically.

C. Fair Value Measurements

Effective January 1, 2009, the Company completed its adoption of the fair value measurements and disclosures topic (formerly, FAS No. 157, "Fair Value Measurements"). This topic defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It does not require any new fair value measurements, but may require some entities to change their measurement practices.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to the Combined Financial Statements
December 31, 2009

Note (1) Summary of Significant Accounting Policies - Continued

D. Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

E. Commissions and Advisory Fees Receivable and Payable

Commissions and Advisory Fees Receivable represent commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

F. Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided on the straight-line method over the following estimated useful lives:

		Amount	Years
Furniture and Equipment	$	295,607	7-10
Less: Accumulated Depreciation		(287,256)	
Total	**$**	**8,351**	

G. Income Taxes

The stockholder of the Company has elected to be taxed as a small business corporation under Internal Revenue Service Regulations; therefore, no provision for federal or state corporate income taxes is necessary. The income or loss is separately reportable on the individual income tax returns of the stockholder for federal and state income tax purposes. The Company is responsible for state replacement taxes.

The Company's adoption of the Income Tax topic (formerly, FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109") on January 1, 2009 had no effect on its financial position as management believes the Company has no material unrecognized income tax benefits. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2006.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to the Combined Financial Statements
December 31, 2009

Note (1) Summary of Significant Accounting Policies - Continued

H. Securities Transactions

Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred. Securities owned are carried at market value with the resulting unrealized gains and losses reflected in income.

I. Cash Balances in Excess of Insured Limits

The Company maintains balances of cash and investments that may exceed insured limits. The Company has not incurred any losses as a result of these limits.

J. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the combined financial statements.

Note (2) Revenue Recognition

Securities and insurance transactions and the related commission revenues and expenses are recorded on the trade-date. Advisory fees are recognized as earned and are based primarily on assets managed.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to the Combined Financial Statements
December 31, 2009

Note (3) Net Capital Requirement

MIS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, MIS is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $50,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day-to-day, but at December 31, 2009, MIS had net capital and minimum net capital requirements of approximately $181,534 and $50,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

Note (4) Leases

The Company leases office space under an operating lease that expires in June 2014.

Future annual rent payments are as follows:

2010	$	48,918
2011		50,190
2012		51,498
2013		52,836
2014		26,754
Total	**$**	**230,196**

The Company's rent expense for the year ended December 31, 2009 was $47,881.

In addition, the Company subleases a portion of its office space on a month-to-month basis. Receipts under the subleases totaled $9,103 for the year ended December 31, 2009.

Note (5) Off-Balance Sheet Risk

Securities transactions of customers are introduced to and cleared through MIS's clearing broker. Under the terms of its clearing agreement, MIS is required to guarantee the performance of its customers in meeting contract obligations. In conjunction with the clearing broker, MIS seeks to control the risks associated with its customers' activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

Amounts receivable from and on deposit with the clearing broker represent a concentration of credit risk. MIS does not anticipate nonperformance by customers or its clearing broker. In addition, MIS has a policy of reviewing, as considered necessary, the credit worthiness of the clearing broker with which it conducts business.

Note (6) Employee Benefit Plan

The Company maintains a profit sharing plan with a 401(k) provision covering all eligible employees. The Company contributes a percentage of salaries, matches participant contributions, and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. The Company incurred expense of $7,938 related to this plan during the year ended December 31, 2009.

Note (7) Investments and Fair Value Measurements

The fair value measurements and disclosure topic defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It describes three approaches to measuring the fair value of assets and liabilities: 1) the market approach, 2) the income approach and 3) the cost approach. Each of these approaches include multiple valuation techniques. It does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumption about risk. Level 1 inputs are given the highest priority in the hierarchy while Level 3 inputs are given the lowest priority. Assets and liabilities carried at fair value are classified in one of the following three categories based upon the nature of the inputs to the valuation technique used:

Level 1 - Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table sets forth, by level within the fair value hierarchy, the Company's only asset that was accounted for at fair value on a recurring basis as of December 31, 2009. As required by the fair value measurements and disclosures topic, this asset is classified in its entirety based on the lowest level input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels.

	Fair Value Measurements at Reporting Date Using		
Fair Values as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
$ 6,132	$ 6,132	$ 0	$ 0

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to the Combined Financial Statements
December 31, 2009

Note (8) Subsequent Events

The Company has adopted the subsequent events topic (formerly, FAS No. 165, "Subsequent Events"). This topic establishes principles and requirements for identifying, recognizing and disclosing subsequent events. It also requires that an entity identify the type of subsequent event as either recognized or unrecognized, and disclose the date through which the entity has evaluated subsequent events. The Company evaluated all significant events or transactions, that occurred through February 19, 2010, the issuance date of these financial statements. During this period, the Company did not have any material recognizable subsequent events.

Supplementary Information

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

Broker or Dealer Mack Investment Securities, Inc. **As of December 31, 2009**

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition				$ 289,044	[3480]
2. Deduct: Ownership equity not allowable for Net Capital					[3490]
3. Total ownership equity qualified for Net Capital				289,044	[3500]
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					[3520]
B. Other (deductions) or allowable credits (List)					[3525]
5. Total capital and allowable subordinated liabilities				$ 289,044	[3530]
6. Deductions and/or charges:					
A. Total nonallowable assets* from Statement of Financial Condition (Notes B and C)	$ 102,843	[3540]			
B. Secured demand note deficiency		[3590]			
C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]			
D. Other deductions and/or charges	4,000	[3610]		106,843	[3620]
7. Other additions and/or allowable credits (list)					[3630]
8. Net capital before haircuts on securities positions				$ 182,201	[3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments		[3660]			
B. Subordinated securities borrowings	0	[3670]			
C. Trading and investment securities:					
1. Exempted securities		[3735]			
2. Debt securities		[3733]			
3. Options		[3730]			
4. Other securities	667	[3734]			
D. Undue Concentration		[3650]			
E. Other (list)	0	[3736]		667	[3740]
10. Net Capital				$ 181,534	[3750]
				Omit Pennies	

*Nonallowable assets are as follows:

Commissions and advisory fees receivable, nonallowable portion	$ 81,713
Property and Equipment - Net	8,351
Other assets	12,779
	$ 102,843

Reconciliation of Net Capital, as originally filed, to Net Capital, as adjusted:

Net Capital, as originally filed	$ 175,876
Adjustment to professional fees accrued	5,658
Net Capital, as adjusted	$ 181,534

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

Broker or Dealer Mack Investment Securities, Inc. **As of December 31, 2009**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 8,400	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		50,000	[3758]
13. Net capital requirement (greater of line 11 or 12)		50,000	[3760]
14. Excess net capital (line 10 less 13)		131,534	[3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$ 168,934	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ 126,000	[3790]
17. Add:			
A. Drafts for immediate credit	$ 0 [3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]		
C. Other unrecorded amounts (list)	0 [3820]		[3820]
19. Total aggregate indebtedness		$ 126,000	[3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 69	[3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24. Net capital requirement (greater of line 22 or 23)		[3760]
25. Excess net capital (line 10 less 24)		[3910]
26. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items of $120,000	$	[3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

Broker or Dealer Mack Investment Securities, Inc. | **As of December 31, 2009**

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

25. Identify below the section which an exemption from Rule 15c3-3 is claimed:

A. (k)(1) - Limited business (mutual funds and/or variable annuities only)			[4550]
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained			[4560]
C. (k)(2)(ii) - all customer transactions cleared through another broker-dealer on a fully disclosed basis.			
Name of clearing firm: Mesirow Financial, Inc.	[4335]	X	[4570]
D. (k)(3) - Exempted by order of the Commission			[4580]

To the Board of Directors
Mack Investment Securities, Inc.
Mack Investment Insurance Brokerage, Inc.

Independent Auditor's Report on Internal Control

In planning and performing our audit of the combined financial statements of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. (collectively, "the Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the combined financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Frost, Ruttenberg & Rothblatt, P.C. | *111 S. Pfingsten Road, Suite 300 • Deerfield, IL 60015 • 847-236-1111 • www.frronline.com*

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frost, Ruttenberg & Rothblatt, P.C.

February 19, 2010

Deerfield, Illinois

To the Board of Directors
Mack Investment Securities, Inc.
Mack Investment Insurance Brokerage, Inc.

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and Management, solely to assist you and the other specified parties in evaluating compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T"). Management is responsible for the standard compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, check number 27673, dated January 27, 2010, in the amount of $2,724, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers provided by the Company, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers provided by the Company supporting the adjustments, noting no differences;

Frost, Ruttenberg & Rothblatt, P.C. | 111 S. Pfingsten Road, Suite 300 • Deerfield, IL 60015 • 847-236-1111 • www.frronline.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frost, Ruttenberg & Rothblatt, P.C.

February 19, 2010

Deerfield, Illinois

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.

Financial Statements,
Supplementary Information and
Auditor's Report

December 31, 2009